Exhibit 99.1

H WORLD GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2023 and June 30, 2024	F-2

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2023 and 2024	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2023 and 2024	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2023 and 2024	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
			US$’ in million
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	6,946	7,801	1,073
Restricted cash	764	364	50
Short-term investments	2,189	1,112	153
Accounts receivable, net of allowance of RMB164 and RMB160 as of December 31, 2023 and June 30, 2024 respectively	755	840	116
Loan receivables - current, net of allowance of RMB45 and RMB42 as of December 31, 2023 and June 30, 2024 respectively	184	163	23
Amounts due from related parties, net of allowance of RMB64 and RMB63 as of December 31, 2023 and June 30, 2024 respectively	210	258	36
Inventories	59	61	8
Other current assets, net of allowance of RMB9 and RMB7 as of December 31, 2023 and June 30, 2024 respectively	949	868	119
Total current assets	12,056	11,467	1,578

Property and equipment, net	6,097	5,882	809
Intangible assets, net	5,280	5,174	712
Operating lease right-of-use assets	25,658	25,814	3,552
Finance lease right-of-use assets	2,171	2,053	283
Land use rights, net	181	177	24
Long-term investments	2,564	2,499	344
Goodwill	5,318	5,261	724
Amounts due from related parties, net of RMB0 and RMB0 as of December 31, 2023 and June 30, 2024 respectively	25	21	3
Loan receivables, net of RMB4 and RMB4 as of December 31, 2023 and June 30, 2024 respectively	163	158	22
Other assets, net of allowance of RMB1 and RMB1 as of December 31, 2023 and June 30, 2024 respectively	663	672	93
Deferred income tax assets	1,043	1,035	142
Assets held for sale	2,313	2,239	308
Total assets	63,532	62,452	8,594

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	4,049	315	44
Accounts payable	1,019	865	119
Amounts due to related parties	77	119	16
Salary and welfare payables	1,067	843	116
Deferred revenue	1,637	1,760	242
Operating lease liabilities, current	3,609	3,531	486
Finance lease liabilities, current	45	45	6
Accrued expenses and other current liabilities	3,261	3,599	495
Dividends payable	2,085	—	—
Income tax payable	562	782	107
Total current liabilities	17,411	11,859	1,631

Long-term debt	1,265	5,220	718
Operating lease liabilities, noncurrent	24,215	24,334	3,348
Finance lease liabilities, noncurrent	2,697	2,587	356
Deferred revenue	1,072	1,182	163
Other long-term liabilities	1,118	1,215	167
Retirement benefit obligations	124	120	17
Deferred income tax liabilities	845	818	113
Liabilities held for sale	2,536	2,400	330
Total liabilities	51,283	49,735	6,843
Commitments and contingencies (Note 19)
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,210,392,530 and 3,210,392,530 shares issued as of December 31, 2023 and June 30, 2024, 3,159,046,350 and 3,133,344,410 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)	0	0	0
Treasury shares (51,346,180 and 77,048,120 shares as of December 31, 2023 and June 30, 2024, respectively)	(906)	(1,569)	(216)
Additional paid-in capital	11,861	11,300	1,555
Retained earnings	794	2,520	347
Accumulated other comprehensive income	386	331	46
Total H World Group Limited shareholders’ equity	12,135	12,582	1,732
Noncontrolling interest	114	135	19
Total equity	12,249	12,717	1,751
Total liabilities and equity	63,532	62,452	8,594

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Six Months Ended June 30,
	2023	2024	2024
			US$’ in million
			(Note 2)
Revenues:
Leased and owned hotels	6,466	6,780	933
Manachised and franchised hotels	3,410	4,397	605
Others	134	249	34
Total revenues	10,010	11,426	1,572
Operating costs and expenses:
Hotel operating costs	6,732	7,296	1,004
Other operating costs	17	15	2
Selling and marketing expenses	457	577	79
General and administrative expenses	902	1,111	153
Pre-opening expenses	21	27	4
Total operating costs and expenses	8,129	9,026	1,242
Other operating income, net	168	175	24
Income from operations	2,049	2,575	354
Interest income	101	107	15
Interest expense	224	167	23
Other income, net	546	64	9
Losses from fair value changes of equity securities, net	(6)	(13)	(2)
Foreign exchange gain (loss), net	99	(116)	(15)
Income before income taxes	2,565	2,450	338
Income tax expense	502	702	97
(Loss) gain from equity method investments	(27)	1	0
Net income	2,036	1,749	241
Less: net income attributable to noncontrolling interest	31	23	3
Net income attributable to H World Group Limited	2,005	1,726	238

Other comprehensive income (loss)
Gain (loss) from fair value changes of debt securities, net of tax of RMB7 and RMB (8) for the six months ended June 30, 2023 and 2024, respectively	20	(25)	(3)
Foreign currency translation adjustments, net of tax of nil for the six months ended June 30, 2023 and 2024	222	(30)	(4)
Comprehensive income	2,278	1,694	234
Less: comprehensive income attributable to the noncontrolling interest	31	23	3
Comprehensive income attributable to H World Group Limited	2,247	1,671	231

Earnings per share:
Basic	0.63	0.55	0.08
Diluted	0.62	0.54	0.07
Weighted average number of shares used in computation:
Basic	3,180,817,047	3,138,594,148	3,138,594,148
Diluted	3,349,256,828	3,300,316,153	3,300,316,153

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

	Ordinary Shares		Treasury Shares				Accumulated Other
	Outstanding				Additional Paid-in		Comprehensive	Noncontrolling
	shares	Amount	Shares	Amount	Capital	Retained Earnings	Income	Interest	Total Equity
Balance at January 1, 2023	3,112,413,730	0	153,019,860	(441)	10,138	(1,200)	232	74	8,803
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	4,141,540	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	61	—	—	—	61
Net income	—	—	—	—	—	2,005	—	31	2,036
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	(1)	(1)
Issuance of ordinary shares[1]	71,185,000	0	—	—	1,963	—	—	—	1,963
Acquisition of noncontrolling interest	—	—	—	—	1	—	—	(3)	(2)
Gain from fair value changes of debt securities, net of tax	—	—	—	—	—	—	20	—	20
Foreign currency translation adjustments	—	—	—	—	—	—	222	—	222
Balance at June 30, 2023	3,187,740,270	0	153,019,860	(441)	12,163	805	474	101	13,102

Balance at January 1, 2024	3,159,046,350	0	51,346,180	(906)	11,861	794	386	114	12,249
Vesting of restricted stock in Treasury Shares	3,775,370	—	(3,775,370)	13	(13)	—	—	—	—
Share-based compensation	—	—	—	—	170	—	—	—	170
Net income	—	—	—	—	—	1,726	—	23	1,749
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	(1)	(1)
Acquisition of noncontrolling interest	—	—	—	—	(8)	—	—	(1)	(9)
Losses from fair value changes of debt securities, net of tax	—	—	—	—	—	—	(25)	—	(25)
Foreign currency translation adjustments	—	—	—	—	—	—	(30)	—	(30)
Repurchase of ordinary shares	(29,477,310)	—	29,477,310	(676)	—	—	—	—	(676)
Purchase of prepaid put option	—	—	—	—	(710)	—	—	—	(710)
Balance at June 30, 2024	3,133,344,410	0	77,048,120	(1,569)	11,300	2,520	331	135	12,717

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1 In January 2023, the Group successfully completed a follow-on public offering of 7,118,500 ADSs with net proceeds of RMB1,963.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Six Months Ended June 30,
	2023	2024	2024
			US$’ in millions
			(Note 2)
Operating activities:
Net income	2,036	1,749	241
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	61	170	23
Depreciation and amortization and other	744	682	94
Impairment loss	80	36	5
Loss from equity method investments, net of dividends	83	41	6
Investment income	(564)	(52)	(7)
Foreign currency exchange (gain) loss	(76)	122	17
Noncash lease expense	1,117	1,183	163
Changes in operating assets and liabilities	542	(827)	(114)
Others	59	17	2
Net cash provided by operating activities	4,082	3,121	430

Investing activities:
Capital expenditures	(393)	(484)	(67)
Purchases of investments	(962)	(886)	(122)
Proceeds from maturity/sale and return of investments	2,202	1,981	272
Loan advances	(75)	(64)	(9)
Loan collections	72	91	13
Others	5	56	8
Net cash provided by investing activities	849	694	95

Financing activities:
Net proceeds from issuance of ordinary shares	1,973	—	—
Payment of share repurchase	—	(676)	(93)
Proceeds from debt	728	589	81
Repayment of debt	(4,992)	(429)	(59)
Dividend paid	—	(2,091)	(288)
Purchase of prepaid put option	—	(710)	(98)
Others	(71)	(46)	(6)
Net cash used in financing activities	(2,362)	(3,363)	(463)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	181	(7)	(1)
Net increase in cash and cash equivalents, and restricted cash, including cash classified within current assets held for sale	2,750	445	61
Less: net decrease in cash and cash equivalents classified within assets held for sale	—	(10)	(1)
Cash, cash equivalents and restricted cash at the beginning of the period	5,086	7,710	1,061
Cash, cash equivalents and restricted cash at the end of the period	7,836	8,165	1,123

Cash and cash equivalents	7,316	7,801	1,073
Restricted cash	520	364	50
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	7,836	8,165	1,123
Supplemental disclosure of cash flow information:
Interest paid	151	87	12
Income taxes paid	396	467	64
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	500	410	56
Consideration payable for business acquisition	1	—	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30 2023 and 2024

(Renminbi in millions, except share and per share data, unless otherwise stated)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

H World Group Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and consolidated variable interest entities (the “Group”) are to develop leased and owned, manachised and franchised hotels mainly in the People’s Republic of China(“PRC”) and Europe.

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft Germany (“Deutsche Hospitality” or “DH”) which was renamed as Steigenberger Hotels GmbH. Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa. After the acquisition, “legacy DH” refers to Deutsche Hospitality and its subsidiaries and “legacy Huazhu” refers to the Group excluding Deutsche Hospitality.

Leased and owned hotels

The Group leases hotel properties from property owners or purchases properties directly and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease or the construction, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease or the land and building certificate.

As of December 31, 2023 and June 30, 2024 the Group had 691 and 679 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

The Group enters into franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to hotel renovation and operations. Those hotels are classified as manachised hotels. Under the typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, which typically equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The franchise and management agreements typically range from eight to ten years under legacy Huazhu, and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy DH. These agreements are renewable upon mutual agreement between the Group and the franchisee. There are also some franchised hotels for which the Group does not provide a hotel general manager. As of December 31, 2023 and June 30, 2024, the Group had 8,526 and 9,444 manachised hotels in operation and 177 and 163 franchised hotels in operation, respectively.

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and consolidated variable interest entities (the “VIEs”). All intercompany transactions and balances are eliminated on consolidation.

Variable Interest Entities

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

As of December 31, 2023 and June 30, 2024, the impact of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment, right-of-use assets and intangible assets with definite lives, valuation allowance of deferred tax assets, impairment of investment, goodwill and intangible assets without definite lives and incremental borrowing rate used to measure lease liabilities.

Intangible assets, net

Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These estimated useful lives are generally as follows:

Franchise or manachise agreements	Remaining contract terms from 10 to 20 years
Purchased software	3 - 10 years based on the estimated usage period
Other intangible assets including trademark, licenses and other rights	2 - 15 years based on the contractual term, the length of license agreements and the effective terms of other legal rights

Almost all the brand names and master brand agreement acquired by the Group are considered to have indefinite useful lives since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these brands and these brands can be renewed at nominal cost. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Impairment of long-lived assets

The Group evaluates its long-lived assets including property and equipment, net, right-of-use assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB 78 and RMB 36 during the six months ended June 30, 2023 and 2024 respectively.

Fair value of the long-lived assets was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Leases

The Group determines if an arrangement is a lease or contains a lease at the inception of the contract. A lease arrangement is being evaluated for classification as operating or financing upon lease commencement. Lease liabilities, which represent the Group’s obligation to make lease payments arising from the lease, and corresponding right of-use assets, which represent the Group’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term, calculated using the discount rate implicit in the lease, if available, or the Group’s incremental borrowing rate. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. For finance leases, the amortization of the asset is recognized over the shorter of the lease term or useful life of the underlying asset.

Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The Group’s lease agreements may include nonlease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property and equipment at the ASC842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index (“CPI”). Almost all the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH.

For operating leases, the Group recognizes lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset within hotel operating costs in the consolidated statements of comprehensive income, but interest expense on the lease liability is recognized in interest expense in the consolidated statements of comprehensive income using the effective interest method which results in more expense during the early years of the lease. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the consolidated statements of comprehensive income on the contract termination.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. For a particular tax-paying component of an entity and within a particular tax jurisdiction, all deferred tax liabilities and assets, as well as any related valuation allowance, shall be offset and presented as a single noncurrent amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Company and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US$”). Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured in functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of comprehensive income.

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Fair value

The established fair value hierarchy by U.S. GAAP has three levels based on the reliability of the inputs used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalent, restricted cash, loan receivables, receivables, payables, finance lease liabilities, short-term debts and long-term debts. The carrying amounts of the short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts and long-term loan receivables approximate their fair values, because the bearing interest rates approximate market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2023	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	231	—	—
Available-for-sale debt securities	—	—	281
Employee benefit plan assets	17	—	—

As of June 30, 2024	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	219	—	—
Available-for-sale debt securities	—	—	248
Employee benefit plan assets	17	—	—

Equity securities with readily determinable fair value and employee benefit plan assets are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Level 3 fair value of available-for-sale debt securities is determined based on income approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation.

Certain assets are measured at a non-recurring basis. The following table presents the asset classification, the fair value and the non-recurring losses recognized for the year ended December 31, 2023 and for the six months ended June 30, 2024 due to impairment of the related assets.

As of December 31, 2023		Fair Value Measurements at Reporting Date Using
		Significant
		Unobservable	Total
		Inputs	Loss for
Description	Fair Value	(Level 3)	the Year
Property and equipment	70	70	52
Operating lease right-of-use assets	309	309	228
Intangible assets	236	236	166
Long-term investment	113	113	66
Goodwill	—	—	4

As of June 30, 2024		Fair Value Measurements at Reporting Date Using
		Significant	Total
		Unobservable	Loss for
		Inputs	the Six Months
Description	Fair Value	(Level 3)	Ended
Property and equipment	13	13	22
Operating lease right-of-use assets	10	10	14

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value and expected forfeiture rate of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance.

Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of nonvested restricted stocks (using the treasury stock method).

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB7.2672, on June 28, 2024, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on June 28, 2024, or at any other rate.

3.REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Six Months Ended
	June 30,
	2023	2024
Room revenues	5,507	5,741
Food and beverage revenues	635	656
Others	324	383
Leased and owned hotels revenue	6,466	6,780
Initial one-time license/franchise fee	54	64
On-going management and service/royalty fees	1,232	1,536
Central reservation system usage fees, other system maintenance and support fees	1,152	1,522
Reimbursements for hotel manager fees	600	817
Other fees	372	458
Manachised and franchised hotels revenues	3,410	4,397
Other revenues	134	249
Total revenues	10,010	11,426

Contract Balances

The Group’s contract assets are insignificant at December 31, 2023 and June 30, 2024.

	As of
	December 31,	June 30,
	2023	2024
Current contract liabilities	1,637	1,760
Long-term contract liabilities	1,072	1,182
Total contract liabilities	2,709	2,942

The contract liabilities balances above are classified as deferred revenue on the consolidated balance sheet, as of December 31, 2023 and June 30, 2024. The Group recognized revenues that were previously deferred as contract liabilities of RMB403 and RMB495 during the six months ended June 30, 2023 and 2024, respectively.

4.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	December 31,	June 30,
	2023	2024
Cost:
Buildings	791	791
Leasehold improvements	11,053	11,073
Furniture, fixtures and equipment	2,448	2,301
Motor vehicles	2	2
	14,294	14,167
Less: Accumulated depreciation	8,456	8,551
	5,838	5,616
Construction in progress	259	266
Property and equipment, net	6,097	5,882

Depreciation expense was RMB653 and RMB610 for the six months ended June 30, 2023 and 2024, respectively.

5.INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	December 31,	June 30,
	2023	2024
Intangible assets with indefinite lives:
Brand names	5,327	5,229
Master brand agreement	192	192
Intangible assets with finite lives:
Franchise or manachise agreements	281	274
Purchased software	135	135
Other intangible assets	75	74
Total	6,010	5,904
Less: Accumulated amortization	204	217
Less: Accumulated impairment loss	526	513
Total	5,280	5,174

Amortization expense of intangible assets for the six months ended June 30, 2023 and 2024 amounted to RMB23 and RMB20, respectively.

No impairment was recorded for the six months ended June 2023 and 2024.

The annual estimated amortization expense for the above intangible assets excluding brand names and master brand agreement for the following years is as follows:

Amortization for
Intangible Assets
Remainder of 2024	19
2025	31
2026	28
2027	23
2028	22
Thereafter	128
Total	251

6.INVESTMENTS

The investments as of December 31, 2023 and June 30, 2024 were as follows:

	As of
	December 31,	June 30,
	2023	2024
Short-term investments
Equity securities with readily determinable fair values:
Marketable securities	231	219
Held to maturity investments
Bank time deposits and financial products	1,958	893
Total	2,189	1,112

Long-term investments
Equity securities without readily determinable fair values:
Cjia Group-preferred shares	99	81
Oravel Stays Private limited (“OYO”)	54	54
Other equity securities without readily determinable fair values	29	28
Subtotal	182	163
Equity-method investments:
AAPC LUB	490	468
Hotel related funds	479	476
Other investments	320	320
Subtotal	1,289	1,264
Available-for-sale debt securities:
Cjia Group-convertible notes	281	248
Held to maturity investments
Bank time deposits	812	824
Total	2,564	2,499

7.ASSETS AND LIABILITIES HELD FOR SALE

In the fourth quarter of 2023, the Group committed to a plan to sell certain lease-and-owned hotels (the “disposal group”) included in legacy DH. In February 2024, the Group entered into a Share and Asset Purchase and Transfer Agreement with an unaffiliated third party, and the transaction is expected to be closed in 2024, subject to certain customary closing conditions. As of December 31, 2023 and June 30, 2024, the related assets and liabilities were classified as held for sale on the Group’s consolidated balance sheet.

The total assets and liabilities of the disposal group that were classified as held for sale on the Group’s consolidated balance sheet as of December 31, 2023 and June 30, 2024, were as follows:

	As of
	December 31,	June 30,
	2023	2024
Assets held for sale:
Cash and cash equivalents	17	7
Property and equipment, net	102	95
Operating lease right-of-use assets	1,834	1,788
Finance lease right-of-use assets	295	288
Other assets	65	61
Total	2,313	2,239

Liabilities held for sale:
Accrued expenses and other current liabilities	102	79
Operating lease liabilities, current	76	74
Operating lease liabilities, noncurrent	1,936	1,851
Finance lease liabilities	324	312
Other liabilities	98	84
Total	2,536	2,400

8.DEBT

The short-term and long-term debt as of December 31, 2023 and June 30, 2024 were as follows:

	As of
	December 31,	June 30,
	2023	2024
Short-term debt and current portion of long-term debt:
Long-term bank borrowings, current portion	125	186
Short-term bank borrowings	329	77
Convertible senior notes, current portion	3,537	—
FF&E liability, current portion	58	52
Total	4,049	315

Long-term debt:
Long-term bank borrowings, noncurrent portion	1,050	1,435
Convertible senior notes, noncurrent portion	—	3,563
FF&E liability, noncurrent portion	199	207
Others	16	15
Total	1,265	5,220

Bank borrowings

In August 2022, the Group entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. The EUR70 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and EURIBOR or one-year benchmark LPR. The margin for each loan depends on the currency of loan, a loan denominated in EUR means 1.55% per annum and a loan denominated in RMB means -0.15% to – 0.2% per annum. There are some financial covenants including interest cover, leverage and book equity related to this facility. The Group was fully in compliance with the amended covenants during the six months ended June 30, 2024. In 2022, the Group had drawn down EUR220 million, RMB equivalent of EUR110 million and EUR70 million under the facility agreement, among which, the Group repaid EUR220 million, RMB equivalent of EUR6 million and EUR70 million in 2023 and repaid RMB equivalent of EUR3 million during the six months ended June 30, 2024. For the six months ended June 30, 2024, the weighted average interest rate of borrowings drawn under this agreement was 3.43%.

Convertible Senior Notes due 2026

In May 2020, the Company issued US$500 million Convertible Senior Notes (the “2026 Notes”). The 2026 Notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1 of each year, beginning on November 1, 2020. In 2020, proceeds to the Company were RMB3,499 (equivalently US$493 million), net of issuance costs of RMB49 (equivalently US$7 million).

Holders of the 2026 Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The 2026 Notes can be converted into the Company’s ADSs at an initial conversion rate of 23.971 of the Company’s ADSs per US$1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of US$41.72 per ADS).

The holders may require the Company to repurchase all or portion of the 2026 Notes for cash on May 1, 2024, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. As of December 31, 2023, the carrying amount of 2026 Notes was classified as short-term debt because the holders have a put option which can be exercised within one year. After May 1, 2024, the Group reclassified the 2026 Notes as long - term debt as the put option was expired.

Debt Maturities

The contractual maturities of the Group’s debt as of June 30, 2024 were as follows:

Principle Amounts
Remainder of 2024	262
2025	803
2026	4,024
2027	219
2028	150
Thereafter	77
Total	5,535

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	June 30,
	2023	2024
Payable to franchisees	1,150	1,252
Other payables	1,146	1,306
Accrued rental, utilities and other accrued expenses	283	329
Liabilities related to customer loyalty program	264	287
Value-added tax, other tax and surcharge payables	337	346
Advance from noncontrolling interest holders	81	79
Total	3,261	3,599

10.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Six Months Ended
	June 30,
	2023	2024
Rents	2,139	2,177
Utilities	341	341
Personnel costs	2,167	2,562
Depreciation and amortization	678	634
Consumable, food and beverage	613	620
Others	794	962
Total	6,732	7,296

11.SHARE-BASED COMPENSATION

In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2009 Share Incentive Plan, the Group may issue incentive awards to up to 30,000,000 ordinary shares. In August 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 150,000,000. In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 430,000,000. In June 2023, the Group adopted the 2023 Share Incentive Plan (collectively with 2009 Share Incentive Plan, the “Incentive Award Plans”), which allows the Group to offer incentive awards up to 20,000,000 ordinary shares to Participants. In June 2024, the Group increased the maximum number of incentive awards available under the 2023 Share Incentive Plan to 300,000,000. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;
b.)Vest over a period of ten years in equal yearly installments;

As of June 30, 2024, the Group had granted 274,295,790 options and 343,723,130 nonvested restricted stocks, which were subject to adjustment on performance condition.

Share options

In 2023, the Group granted 28,625,350 share options to senior officers, which was in five tranches with performance conditions, and the vesting of each of the five tranches commences respectively at the first, second, third, fourth, and fifth anniversary of grant date.Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting of share option commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met for the five-year period ending December 31, 2027.

The weighted-average grant date fair value for options granted in 2023 was US$2.22 per share, computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2023
Suboptimal exercise factor	2.80
Risk-free interest rate	3.61%
Volatility	49.31%
Dividend yield	0.80%
Life of option	10	years

The following table summarized the Group’s share option activity under the option plans:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	Years	US$’million
Share options outstanding at January 1, 2024	28,519,100	2.80	9.41	16
Share options outstanding at June 30, 2024	28,519,100	2.80	8.92	15
Share options vested or expected to vest at June 30, 2024	26,429,100	2.80	8.92	14
Share options exercisable at June 30, 2024	—	—	—	—

Given the actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting commences, the share-based compensation expenses related to these options would be recognized when the financial performance is expected to be met. The Group didn’t record any compensation expenses relating to options which are indexed to financial performance beyond the year ended December 31, 2024. The total share based compensation expenses relating to these options was RMB256.

As of June 30, 2024, there was RMB123 in total unrecognized compensation expense, net of estimated forfeitures, related to the option arrangements, which is expected to be recognized over a weighted-average period of 3.44 years.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2023, the Group granted 28,625,350 nonvested restricted stocks to senior officers, each was in five tranches with performance conditions, and the vesting of each of the five tranches commences respectively at the first, second, third, fourth, and fifth anniversary of grant date. Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of nonvested restricted stocks that could vest is contingent on certain financial performance of the year when vesting commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years. The share-based compensation expenses related to these nonvested restricted stocks would be recognized when the financial performance is expected to be met. The Group didn’t record any compensation expenses relating to incentive shares which are indexed to financial performance beyond the year ended December 31, 2024.

The following table summarized the Group’s nonvested restricted stock activities during the six months ended June 30, 2024.

		Weighted
	Number of	Average Grant
	Restricted Stocks	Date Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2024	95,061,300	2.54
Granted	35,576,220	3.10
Forfeited	(1,109,850)	2.84
Vested	(3,775,370)	1.66
Nonvested restricted stocks outstanding at June 30, 2024	125,752,300	2.72

As of June 30, 2024, there was RMB1,656 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 6.40 years.

The total fair value of nonvested restricted stocks vested was RMB134 and RMB101 for the six months ended June 30, 2023 and June 30, 2024 respectively.

For the six months ended June 30, 2023 and 2024, the Group recognized share-based compensation expenses of RMB61 and RMB170, respectively, which were classified as follows:

	Six Months Ended June 30,
	2023	2024
Hotel operating costs	16	15
Selling and marketing expenses	3	3
General and administrative expenses	42	152
Total	61	170

12. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the six months ended June 30, 2023 and 2024 indicated:

	Six Months Ended June 30,
	2023	2024
Net income attributable to ordinary shareholders — basic	2,005	1,726
Eliminate the dilutive effect of interest expense of convertible senior notes	59	58
Net income attributable to ordinary shareholders — diluted	2,064	1,784
Weighted average ordinary shares outstanding — basic	3,180,817,047	3,138,594,148
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	47,838,781	37,795,005
Dilutive effect of convertible senior notes	120,601,000	123,927,000
Weighted average ordinary shares outstanding — diluted	3,349,256,828	3,300,316,153
Basic earnings per share	0.63	0.55
Diluted earnings per share	0.62	0.54

For the six months ended June 30, 2023 and 2024, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following at non-weighted basis:

	As of
	June 30,	June 30,
	2023	2024
Outstanding employee options	28,625,350	28,519,100

13.SEGMENT

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer. The Group has two operating segments which are legacy Huazhu and legacy DH according to the way management intends to evaluate results and allocate resources within the Group. In identifying its reportable segments, the Group assesses nature of operating segments and evaluates the operating results of each reporting segments. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments. The Group used adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss) and gain (loss) on disposal of investments, as segment profit measure as the CODM used adjusted EBITDA to evaluate the performance of each segment.

The following table provides a summary of the Group’s operating segment results for the six months ended June 30, 2023 and 2024.

	Six Months Ended June 30,
	2023				2024
	Legacy	Legacy			Legacy	Legacy
	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total
Leased and owned hotels	4,486	1,980	—	6,466	4,507	2,273	(0)	6,780
Manachised and franchised hotels	3,366	47	(3)	3,410	4,347	55	(5)	4,397
Others	90	45	(1)	134	222	30	(3)	249
Total revenues	7,942	2,072	(4)	10,010	9,076	2,358	(8)	11,426
Adjusted EBITDA	2,801	3	(1)	2,803	3,393	69	(1)	3,461
Interest income				101				107
Interest expense				224				167
Income tax expense				502				702
Depreciation and amortization				721				674
Share-based compensation				61				170
Loss from fair value changes of equity securities				6				13
Foreign exchange (gain) loss, net				(99)				116
Gain on disposal of investments				(516)				—
Net income attributable to H World Group Limited				2,005				1,726

The following table presents total assets for operating segments, reconciled to consolidated amounts:

As of
	December 31, 2023			June 30, 2024
	Legacy	Legacy		Legacy	Legacy
	Huazhu	DH	Total	Huazhu	DH	Total
Total assets	44,285	19,247	63,532	43,014	19,438	62,452

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:	Six Months Ended June 30,
	2023	2024
China	7,927	9,056
Germany	1,532	1,691
All others	551	679
Total	10,010	11,426

Property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill:

	As of
	December 31,	June 30,
	2023	2024
China	28,762	28,257
Germany	12,504	12,559
All others	3,439	3,545
Total	44,705	44,361

Other than China and Germany, there were no countries that individually represented more than 10% of the total revenue for the six months ended June 30, 2023 and 2024, and 10% of the above long lived assets as of December 31, 2023 and June 30, 2024.

14.CASH DIVIDEND

On November 29, 2023, the Group approved and declared a cash dividend of US$0.093 per ordinary share or US$0.93 per ADS, on its outstanding shares as of the close of trading on January 10, 2024. Such dividend of RMB2,085 was recorded as dividend payable as of December 31, 2023 and was fully paid in the first quarter of 2024.

On July 23, 2024, the Group approved and declared a cash dividend of US$0.063 per ordinary share, or US$0.63 per ADS, on its outstanding shares as of the close of trading on August 14, 2024. Such dividend of RMB1,427 was mostly paid in August 2024.

15.PREPAID PUT OPTION

In May 2024, the Company entered into a prepaid put option agreement, similar to a structured share repurchase program, which required the Company to make an upfront cash payment in exchange for the right to receive the Company's own ordinary shares or cash at the expiration of the agreement, depending on the market price of the Company's ordinary share at the expiration date. Upon expiration of the agreement, if the market price of Company's share was at or above pre - determined price (the "strike price"), the Company would have the initial investment returned with a premium in either cash or shares at its election. If the market price was below the strike price, the Company would receive the number of shares specified in the agreements. As the arrangement was based entirely on the Company's share price and did not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction was recorded in equity. In May 2024, the Company made an upfront payment of US$100 million, which was recorded in additional paid in capital. In the third quarter of 2024, this agreement was fully settled and the Company repurchased 31,034,050 shares.

16.LEASES

The Group’s leases mainly related to building and the rights to use the land. The total expense related to short-term leases were insignificant for the six months ended June 30, 2023 and 2024, and sublease income of the Group which was recognized in revenues in the consolidated statements of comprehensive income were RMB65 and RMB80 for the six months ended June 30, 2023 and 2024, respectively. The Group recognizes a negative lease expense of RMB67 and RMB2 for the six months ended June 30, 2023 and 2024 under the relief of lease concession from COVID-19 as the Group elects using the variable lease expense approach.

A summary of supplemental information related to operating leases for the six months ended June 30, 2023 and 2024 is as follows:

	Six Months Ended June 30,
	2023		2024
Lease cost:
Operating fixed lease cost	2,110		2,085
Finance lease cost
— Amortization of ROU assets	41		41
— Interest on lease liabilities	52		63
Variable lease cost	65		134
Total lease cost	2,268		2,323

Other information:
Weighted average remaining lease term
Operating leases	13	years	13	years
Finance leases	28	years	27	years
Weighted average discount rate
Operating leases	6.20%		6.14%
Finance leases	4.03%		4.32%

As of June 30, 2024, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter are as follows:

	Total Operating	Total Finance
	Leases	Leases
Remainder of 2024	2,043	76
2025	4,014	155
2026	3,840	156
2027	3,704	160
2028	3,509	162
Thereafter	24,281	3,910

Total minimum lease payments	41,391	4,619

Less: amount representing interest	13,526	1,987

Present value of minimum lease payments	27,865	2,632

As of June 30, 2024, the Group has entered 16 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB3,848, which is not reflected in the consolidated balance sheets.

Supplemental cash flow information related to leases for the six months ended June 30, 2023 and 2024 are as follows:

	Six Months Ended June 30,
	2023	2024
Cash paid for amounts included in the measurement of operating lease liabilities	2,094	2,255
Cash paid for amounts included in the measurement of finance lease liabilities	69	84
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	554	1,566
Non-cash right-of-use assets obtained in exchange for finance lease liabilities, net of reassessment of finance lease payments	53	—

17.EMPLOYEE BENEFIT PLANS

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB335 and RMB402 for the six months ended June 30, 2023 and 2024. The Group has no ongoing obligation to its employees subsequent to its contribution to the PRC plan.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of China. The contributions are recognized as expense and amount RMB43 and RMB48 for the six months ended June 30, 2023 and 2024.

18.RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Mr. Qi Ji is a director; Shareholder of the Group
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
Huamai (Guangzhou) Hotel Management Co., Ltd. (“Huamai”)	Hotel management company	Equity method investee of the Group
AZURE Hospitality Fund I Limited Partnership (“Azure”)	Fund	Equity method investee of the Group

(a) Related party balances

Amounts due from related parties consist of the following:

	As of
	December 31,	June 30,
	2023	2024
Trip.com	174	213
Lianquan	45	44
Huamai	22	19
Zhuchuang	14	14
Cjia Group	9	10
Others	34	41
Allowance for expected credit losses	(63)	(62)
Total	235	279

Amounts due to related parties consist of the following:

	As of
	December 31,	June 30,
	2023	2024
Trip.com	48	86
Cjia Group	16	13
Others	13	20
Total	77	119

(b) Related party transactions

During the six months ended June 30, 2023 and June 30, 2024, significant related party transactions were as follows:

	Six Months Ended June 30,
	2023	2024
Commission expenses to Trip.com	102	150
Lease expenses to Trip.com	9	10
Lease expenses to Cjia Group	17	18
Goods sold and service provided to Cjia Group	4	11
Service fee from Trip.com	9	68
Service fee from Sheen Star	3	—
Service fee from Azure	7	11
Sublease income from Lianquan	4	6
Sublease income from Cjia Group	2	3

19.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of June 30, 2024, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB246, which is expected to be incurred within one to two years.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, and management agreement disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of June 30, 2024, there are no accrued contingent liabilities from such proceedings.